ACT IAA
SECTION 206(4)
RULE 206(4)-3
PUBLIC AVAILABILITY Sept. 24, 2004

September 24, 2004
IM Ref. No. 2004723152
Thomas Weisel Partners LLC
File No. 801-56577

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

We would not recommend enforcement action to the Commission under Section 206(4) of the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-3 thereunder if any investment adviser that is required to be registered pursuant to Section 203 of the Advisers Act pays to Thomas Weisel Partners LLC (the "Settling Firm"), a registered broker-dealer and investment adviser, or any of the Settling Firm's associated persons, as defined in Section 202(a)(17) of the Advisers Act, a cash fee, directly or indirectly, for the solicitation of advisory clients in accordance with Rule 206(4)-3,[1] notwithstanding a judgment of injunction from the United States District Court for the Southern District of New York (the "Final Judgment")[2] and any Related State Judgment[3] that otherwise would preclude such an investment adviser from paying the Settling Firm a solicitation fee.

Our position is based on the facts and representations in your letter dated September 24, 2004, particularly the Settling Firm's representations that:

(1) it will conduct any cash solicitation arrangement entered into with any investment adviser required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3 except for the investment adviser's payment of cash solicitation fees to the Settling Firm, which is subject to the Final Judgment and any Related State Judgment;

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1 Rule 206(4)-3 prohibits any investment adviser that is required to be registered under the Advisers Act from paying a cash fee, directly or indirectly, to any solicitor with respect to solicitation activities if, among other things, the solicitor is subject to an order, judgment or decree that is described in Section 203(e)(4) of the Advisers Act.

2 *Securities and Exchange Commission v. Thomas Weisel Partners LLC*, 04 Civ 06910 (WHP) (S.D.N.Y. September 24, 2004).

3 "Related State Judgment" means any injunction by decree, order, or judgment of any court of competent jurisdiction entered in connection with a settlement agreement by the Settling Firm with a state or territorial agency, the New York Stock Exchange, Inc. or the NASD, Inc. that generally relates to the same facts and is based on the same conduct as alleged in the complaint underlying the Final Judgment.

(2) the Final Judgment does not bar or suspend the Settling Firm or any person currently associated with the Settling Firm from acting in any capacity under the federal securities laws; [4]

(3) it will comply with the terms of the Final Judgment and any Related State Judgment, including, but not limited to, the payment of disgorgement, pre-judgment interest, civil or administrative penalties and fines; and

(4) for ten years from the date of the entry of the Final Judgment, the Settling Firm or any investment adviser with which it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Final Judgment and any Related State Judgment in a written document that is delivered to each person whom the Settling Firm solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within 5 business days after entering into the contract.

This position applies only to the disqualification under Rule 206(4)-3 resulting from the Final Judgment and any Related State Judgment and not to any other basis for

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[4] The Investment Company Act of 1940 (the "Company Act") makes it unlawful for a person to serve or act in the capacity of employee, officer, director, member of an advisory board, investment adviser, or depositor of any registered investment company or business development company, as defined in Section 2(a)(48) of the Company Act ("BDC"), or principal underwriter for any registered open-end company, registered unit investment trust, registered face amount certificate company or BDC ("Prohibited Capacities") if, among other things, that person, by reason of any misconduct, is permanently or temporarily enjoined from acting as an underwriter, broker, dealer or investment adviser, or from engaging in or continuing any conduct or practice in connection with any such activity, or in connection with the purchase or sale of any security. *See* Section 9(a) of the Company Act and Section 59 of the Company Act (making the provisions of Section 9(a) applicable to a BDC to the same extent as if it were a registered closed-end investment company).

The entry of the Final Judgment and any Related State Judgment, absent the issuance of an order by the Commission pursuant to Section 9(c) of the Company Act that exempts the Settling Firm from the provisions of Section 9(a) of the Company Act, would effectively prohibit the Settling Firm and its associated persons from serving or acting in any of the Prohibited Capacities. You state that, as of the date of your letter, neither the Settling Firm nor any of its associated persons serves or acts in any of the Prohibited Capacities, and that the Settling Firm and its associated persons will not act or serve in any of the Prohibited Capacities unless and until the Commission issues an order pursuant to Section 9(c) of the Company Act that exempts the Settling Firm from the provisions of Section 9(a) of the Company Act operative as a result of the Final Judgment and any Related State Judgment.

disqualification under Rule 206(4)-3 that may exist or arise with respect to the Settling Firm or any of its associated persons.

Stephan N. Packs
Senior Counsel

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-310-712-6600
FACSIMILE: 1-310-712-8800
WWW.SULLCROM.COM

1888 Century Park East
Los Angeles, California 90067-1725

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September 24, 2004

By Hand

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
901 E Street, N.W., 8th Floor
Washington, D.C. 20549

Re: In the Matter of Certain Analyst Conflicts of Interest, File No. HO-9479 (Thomas Weisel Partners LLC)

Dear Mr. Scheidt:

We submit this letter on behalf of our client Thomas Weisel Partners LLC (the "Settling Firm") in connection with a settlement agreement (the "Settlement") arising out of a joint investigation by the Securities and Exchange Commission (the "Commission"), the New York Stock Exchange, Inc. (the "NYSE"), NASD, Inc. (the "NASD") and various U.S. state and territorial regulatory agencies (the "States") into research analyst conflicts of interest at the Settling Firm and various other investment banking firms.

The Settling Firm, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), seeks the assurance of the staff of the Division of Investment Management ("Staff") that it would not recommend any enforcement action to the Commission under Section 206(4) of the Advisers Act, or Rule 206(4)-3 thereunder (the "Rule"), if an investment adviser pays the Settling Firm, or any of its associated persons, a cash payment for the solicitation of advisory clients, notwithstanding the existence of the Final Judgment (as defined below) or any related disqualifying order, judgment, or decree of a U.S. state or territorial court based on substantially the same facts and addressing substantially the same conduct as is addressed in the Complaint (as defined below) ("Related State Judgment"). While the Final Judgment in question does not operate to prohibit or suspend the Settling Firm or any of its associated persons from being associated with or (except as provided in Section 9(a) of the Investment Company Act of 1940) acting as an investment adviser[1] and does not relate to solicitation activities on behalf of investment advisers, it may affect the ability of the Settling Firm and its associated persons to receive such payments. The Staff in many other instances has granted no-action relief under the Rule in similar circumstances and has granted such relief to the other firms that have settled this investigation on substantially the same terms.

BACKGROUND

The Commission, the NYSE, NASD and the States have engaged in settlement discussions with the Settling Firm in connection with the joint investigation described above. As a result of these discussions, the Commission has filed a complaint (the "Complaint") against the Settling Firm in the United States District Court for the Southern District of New York (the "District Court") in a civil action captioned Securities and Exchange Commission v. Thomas Weisel Partners LLC, Civil Action No. 04-6910. The Settling Firm has executed a consent and undertaking (the "Consent") in which the Settling Firm neither admits nor denies any of the allegations in the Complaint, except as to jurisdiction, but consents to the entry of a final judgment against the Settling Firm by the District Court (the "Final Judgment"). The Final Judgment, among other things, enjoins the Settling Firm, directly or through its officers, directors, agents and employees, from violating NYSE Rules 342, 401, 472 and 476; NASD Rules 2110, 2210 and 3010; and Section 17(b) of the Securities Act of 1933 in connection with certain research activities. Additionally, the Final Judgment orders the Settling Firm to make payments aggregating $12.5 million in settlement of the matters addressed in the Final Judgment, and to comply with the undertakings set forth in the Final Judgment.[2]

EFFECT OF RULE 206(4)-3

The Rule prohibits an investment adviser from paying a cash fee to any solicitor that has been temporarily or permanently enjoined by an order, judgment or decree of a court of competent jurisdiction from engaging in or continuing any conduct or practice in connection

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[1] As of the date of this letter, neither the Settling Firm nor any of its associated persons serves or acts as an employee, officer, director, member of an advisory board, investment advisor or depositor of any registered investment company or business development company, as defined in Section 2(a)(48) of the Investment Company Act of 1940 ("Business Development Company"), or principal underwriter for any registered open-end company, registered unit investment trust, registered face amount certificate company or Business Development Company, and the Settling Firm and its associated persons will not act or serve in any of the foregoing capacities unless and until the Commission issues an order pursuant to 9(c) of the Investment Company Act of 1940 that exempts the Settling Firm from the provisions of Section 9(a) of the Investment Company Act of 1940 operative as a result of the Final Judgment and any Related State Judgment.

[2] The Settling Firm has and/or expects to enter into settlement agreements relating to the conduct referred to in the Complaint with other state and territorial agencies and with the NYSE and NASD. To the extent that any such settlement agreement may result in an injunction by a court of competent jurisdiction, the Settling Firm intends this request to cover any resulting disqualifications under the Rule.

with the purchase or sale of any security. Entry of the Final Judgment could cause the Settling Firm to be disqualified under the Rule, and accordingly, absent no-action relief, the Settling Firm may be unable to receive cash payments for the solicitation of advisory clients.

DISCUSSION

In the release adopting the Rule, the Commission stated that it "would entertain, and be prepared to grant in appropriate circumstances, requests for permission to engage as a solicitor a person subject to a statutory bar."[3] We respectfully submit that the circumstances present in this case are precisely the sort that warrant a grant of no-action relief.

The Rule's proposing and adopting releases explain the Commission's purpose in including the disqualification provisions in the Rule. The purpose was to prevent an investment adviser from hiring as a solicitor a person whom the adviser was not permitted to hire as an employee, thus doing indirectly what the adviser could not do directly. In the proposing release, the Commission stated that:

> [b]ecause it would be inappropriate for an investment adviser to be permitted to employ indirectly, as a solicitor, someone whom it might not be able to hire as an employee, the Rule prohibits payment of a referral fee to someone who . . . has engaged in any of the conduct set forth in Section 203(e) of the [Advisers] Act . . . and therefore could be the subject of a Commission order barring or suspending the right of such person to be associated with an investment adviser.[4]

The Final Judgment does not bar, suspend, or limit the Settling Firm or any person currently associated with the Settling Firm from acting in any capacity under the federal securities laws.[5] The Settling Firm has not been sanctioned for activities relating to its activities as an investment adviser or its solicitation of advisory clients.[6] Accordingly, consistent with the Commission's reasoning, there does not appear to be any reason to prohibit an adviser from paying the Settling Firm or its associated persons for engaging in solicitation activities under the Rule.

The Staff previously has granted numerous requests for no-action relief from the disqualification provisions of the Rule to individuals and entities found by the Commission to have violated a wide range of federal securities laws and rules thereunder and SRO rules or

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3 *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 688 (July 12, 1979), 17 S.E.C. Docket (CCH) 1293, 1295, at note 10.

4 *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 615 (Feb. 2, 1978), 14 S.E.C. Docket (CCH) 89, 91.

5 *But see* fn. 1, *supra*, and accompanying text.

6 The Settling Firm additionally notes that it has not violated, or aided and abetted another person in violation of, the Rule, nor have individuals performing solicitation activities on behalf of the Settling Firm been personally disqualified under the Rule.

permanently enjoined by courts of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security.[7] And indeed, in connection with the present investigation such relief has been granted to the other firms that have settled on materially similar terms.[8]

UNDERTAKINGS

In connection with this request, the Settling Firm undertakes:

1. to conduct any cash solicitation arrangement entered into with any investment adviser required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3 except for the investment adviser's payment of cash solicitation fees to the Settling Firm which is subject to the Final Judgment and any Related State Judgment;

2. to comply with the terms of the Final Judgment and any Related State Judgment, including, but not limited to, the payment of disgorgement, pre-judgment interest, civil or administrative penalties and fines; and

3. that for ten years from the date of the entry of the Final Judgment, the Settling Firm or any investment adviser with which it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Final Judgment and any Related State Judgment in a written document

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[7] *See, e.g.,* Prime Advisors, Inc., SEC No-Action Letter (pub. avail. Nov. 8, 2001); Legg Mason Wood Walker, Inc., SEC No-Action Letter (pub. avail. June 11, 2001); Dreyfus Corp., SEC No-Action Letter (pub. avail. March 9, 2001); Prudential Securities Inc., SEC No-Action Letter (pub. avail. Feb. 7, 2001); Tucker Anthony Inc., SEC No-Action Letter (pub. avail. Dec. 21, 2000); J.B. Hanauer & Co., SEC No-Action Letter (pub. avail. Dec. 12, 2000); Founders Asset Management LLC, SEC No-Action Letter (pub. avail. Nov. 8, 2000); Credit Suisse First Boston Corp., SEC No-Action Letter (pub. avail. Aug. 24, 2000); Janney Montgomery Scott LLC, SEC No-Action Letter (pub. avail. July 18, 2000); Aeltus Investment Management, Inc., SEC No-Action Letter (pub. avail. July 17, 2000); William R. Hough & Co., SEC No-Action Letter (pub. avail. Apr. 13, 2000); In the Matter of Certain Municipal Bond Refundings, SEC No-Action Letter (pub. avail. Apr. 13, 2000); In the Matter of Certain Market Making Activities on Nasdaq, SEC No-Action Letter (pub. avail. Jan. 11, 1999); Paine Webber, Inc., SEC No-Action Letter (pub. avail. Dec. 22, 1998); NationsBanc Investments, Inc., SEC No-Action Letter (pub. avail. May 6, 1998); Morgan Keegan & Co., Inc., SEC No-Action Letter (pub. avail. Jan. 9, 1998); Merrill Lynch, Pierce, Fenner & Smith, Inc., SEC No-Action Letter (pub. avail. Aug. 7, 1997); Gruntal & Co., SEC No-Action Letter (pub. avail. July 17, 1996); Carnegie Asset Management, SEC No-Action Letter (pub. avail. July 11, 1994); Salomon Brothers Inc., SEC No-Action Letter (pub. avail. Jan. 26, 1994); BT Securities Corporation, SEC No-Action Letter (pub. avail. Mar. 30, 1992); Kidder Peabody & Co. Inc., SEC No-Action Letter (Oct. 11, 1990); First City Capital Corp., SEC No-Action Letter (pub. avail. Feb. 9, 1990); RNC Capital Management Co., SEC No-Action Letter (pub. avail. Feb. 7, 1989); and Stein Roe & Farnham, Inc., SEC No-Action Letter (pub. avail. Aug. 25, 1988).

[8] *See* Bear, Stearns & Co. Inc., SEC No-Action Letter (pub. avail. Oct. 31, 2003); Citigroup Global Markets Inc., SEC No-Action Letter (pub. avail. Oct. 31, 2003); Credit Suisse First Boston LLC, SEC No-Action Letter (pub. avail. Oct. 31, 2003); Goldman, Sach & Co., SEC No-Action Letter (pub. avail. Oct. 31, 2003); J.P. Morgan Securities Inc., SEC No-Action Letter (pub. avail. Oct. 31, 2003); Lehman Brothers Inc., SEC No-Action Letter (pub. avail. Oct. 31, 2003); Merrill Lynch, Pierce, Fenner & Smith, Inc., SEC No-Action Letter (pub. avail. Oct. 31, 2003); Morgan Stanley & Co. Inc., SEC No-Action Letter (pub. avail. Oct. 31, 2003); U.S. Bancorp Piper Jaffray Inc., SEC No-Action Letter (pub. avail. Oct. 31, 2003); UBS Securities LLC, SEC No-Action Letter (pub. avail. Oct. 31, 2003).

that is delivered to each person whom the Settling Firm solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within 5 business days after entering into the contract.

CONCLUSION

We respectfully request the Staff to advise us that it will not recommend enforcement action to the Commission if an investment adviser that is required to be registered with the Commission pays the Settling Firm, or any of its associated persons, a cash payment for the solicitation of advisory clients, notwithstanding the Final Judgment or any Related State Judgment.

Please do not hesitate to call the undersigned at (310) 712-6640 regarding this request.

Sincerely,

Robert A. Sacks

Cc: Ted Johann, Esq.